SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)

                               (Amendment No. 1)*


                           RESTORATION HARDWARE, INC.
          ------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   760981 10 0
          ------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|  Rule 13d-1(b)

          |_|  Rule 13d-1(c)

          |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP NO. 760981 10 0
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROHIT M. DESAI
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [   ]
                                                                   (b)  [ X ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                 5.  SOLE VOTING POWER
  NUMBER OF          455,729
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     6.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       7.  SOLE DISPOSITIVE POWER
   PERSON            455,729
    WITH         ---------------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     455,729 shares of common stock
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------
CUSIP NO. 760981 10 0
--------------------------------

ITEM 1.

        (a)    NAME OF ISSUER:

                       Restoration Hardware, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       15 Koch Road, Suite J
                       Corte Madera, CA 94925

ITEM 2.

        (a)    NAME OF PERSON FILING:

                       Rohit M. Desai

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
               RESIDENCE:

                       540 Madison Avenue
                       New York, NY 10022

        (c)    CITIZENSHIP:

                       United States of America

        (d)    TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $0.0001 per share

        (e)    CUSIP NUMBER:

                       760981 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON IS A:

        (a)  [  ]  Broker or dealer registered under Section 15 of the Act;

        (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act;

        (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Act;


                                       -3-


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        (d)  [  ]  Investment company registered under Section 8 of the
                   Investment Company Act of 1940;

        (e)  [  ]  An investment adviser in accordance with ss. 240.13d-1(b)(1)
                   (ii)(E);

        (f)  [  ]  An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

        (g)  [  ]  A parent holding company or control person in accordance with
                   ss. 240.13d-1(b)(1)(ii)(G);

        (h)  [  ]  A savings association as defined in Section 3 (b) of the
                   Federal Deposit Insurance Act;

        (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act of 1940;

        (j)  [  ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

             Not applicable.

ITEM 4.  OWNERSHIP.

        (a)    Amount Beneficially Owned:

               455,729 shares of common stock

        (b)    Percent of Class:

               2.4%

        (c)    Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote:

                           455,729

                    (ii)   Shared power to vote or to direct the vote:

                           0

                   (iii)   Sole power to dispose or direct the disposition of:

                           455,729




                                       -4-


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               (iv)    Shared power to dispose or direct the disposition of:

                       0

               Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Rohit M. Desai hereby declares that the filing of this Statement shall not be construed as an admission that any person other than PEI III is the beneficial owner of any securities covered by this Statement.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               See Exhibit A.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10. CERTIFICATIONS.

               Not applicable.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2002




                                              /s/ Rohit M. Desai
                                              ----------------------------
                                              Rohit M. Desai

                                  EXHIBIT INDEX


        Exhibit                              Description
        ------------------------------------------------

        Exhibit A                     Identification and Classification
                                      of the Subsidiary Which Acquired
                                      the Security Being Reported on by
                                      the Parent Holding Company or
                                      Control Person

                                    EXHIBIT A

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person


Private Equity Investors III, L.P. ("PEI III") and
Rohit M. Desai Associates III, LLC ("RMDA III").

PEI III is engaged in private equity investing. The shares of Restoration Hardware, Inc. are held in the name of PEI III, a direct beneficial owner. These shares may also be deemed to be beneficially owned by Rohit M. Desai, who is the managing member of RMDA III, which is the general partner of PEI III. Each of PEI III, RMDA III and Mr. Desai disclaim beneficial ownership of all shares of Restoration Hardware, Inc. held by any of the others.